UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): February 5, 2026

Ryerson Holding Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-34735	26-1251524
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606
(Address of principal executive offices) (Zip Code)

(312) 292-5000

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value, 100,000,000 shares authorized	RYI	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operation and Financial Condition.

On February 5, 2026, Ryerson Holding Corporation, a Delaware corporation (“Ryerson”) released preliminary financial results for the quarter ended December 31, 2025. The preliminary results are subject to the completion of audit and accounting procedures and are therefore subject to adjustment.

Fourth Quarter 2025 Results

Ryerson generated fourth quarter 2025 revenue of $1.10 billion with tons shipped down 4.9% and average selling prices consistent (+0.1%) with the third quarter, in-line with guidance expectations given normal seasonality patterns and soft industrial demand conditions. During the quarter, material input costs rose faster than anticipated and the increases in costs of goods sold compressed gross margins as resale prices remained flat due to normal pricing reset timing on contract business and the continued soft industrial demand on spot business. Gross margins, therefore, compressed more than anticipated, decreasing from 17.2% in the third quarter to 15.3% in the fourth quarter. Ryerson also recorded higher LIFO expense than anticipated, a total of $22.5 million for the fourth quarter of 2025, compared to the guidance range of $10 to $14 million and compared to the $13.2 million recorded for the previous quarter. Excluding the impact of LIFO, gross margin decreased by 100 basis points quarter-over-quarter to 17.3%. Fourth quarter of 2025 total expenses were largely in-line with expectations at $206.8 million, with the sequential increase of $6.3 million, or 3.1%, driven by $7.8 million in advisory service fees related to the proposed Olympic Steel merger.

In all, net loss attributable to Ryerson Holding Corporation for the fourth quarter of 2025 was $37.9 million, or $1.18 per diluted share, compared to an expected net loss of $9 to $7 million, or $0.28 to $0.22 per share. Adjusted EBITDA1, excluding LIFO generation in the fourth quarter of 2025 totaled $20.4 million, below Ryerson’s guidance range of $33 to $37 million.

Ryerson generated cash from operating activities of $112.7 million in the fourth quarter as the seasonal working capital release more than offset the net loss generated. Utilizing the cash generated, Ryerson reduced its outstanding debt to $463 million and its net debt to $436 million, a decrease of $37 million and $34 million sequentially. As a result, Ryerson’s leverage ratio decreased from 3.7x for the previous quarter to 3.1x, continuing to approach Ryerson’s target range of 0.5-2x.

First Quarter 2026 Guidance

Ryerson notes that bookings within the first weeks of 2026 have been strong relative to years past and, as those bookings convert to billings, it expects to report a first quarter 2026 volume increase within the range of 13% to 15% compared to the fourth quarter of 2025. Net sales are expected to be in the range of $1.26 billion to $1.30 billion, with average selling prices expected to be flat to up 2% quarter-over-quarter. Ryerson expects to expand its gross margin in the first quarter as fourth quarter inventory cost increases become realized in first quarter average selling prices. It also expects to realize operating leverage as demand conditions improve. Ryerson therefore expects net income generation for the first quarter in the range of $10 to $12 million before any merger-related fees. Ryerson expects to record LIFO expense between $6 and $8 million for the quarter and to generate Adjusted EBITDA, excluding LIFO in the range of $51 and $54 million. Ryerson also anticipates using cash in the first quarter of 2026 to support working capital needs but remains focused on returning its leverage ratio within its target range.

Ryerson and Olympic Steel continue working towards the consummation of the announced merger with an anticipated closing date during the first quarter of 2026. Ryerson believes giving effect to the potential addition of Olympic for the last six weeks of the quarter would increase revenue by an estimated $260 to $280 million and add an estimated incremental $12 to $13 million in Adjusted EBITDA, excluding LIFO for a total Q1 adjusted EBITDA ex-LIFO in the range of $63-67M on a combined $1.52 billion to 1.58 billion in total revenue.2

[1]	For Adjusted EBITDA excluding LIFO please refer to the section titled “Non-GAAP Financial Measures” below.
[2]

The pro forma results and the non-GAAP measures were prepared by combining the estimated financial results of Ryerson and Olympic, without further adjustment. As such, the foregoing includes non-GAAP financial measures. Ryerson has not provided a reconciliation of the applicable non-GAAP measures to the most directly comparable GAAP measures because certain items excluded from GAAP cannot be reasonably calculated or predicted at this time. Accordingly, a quantitative reconciliation is not available without unreasonable effort.

Non-GAAP Financial Matters

RYERSON HOLDING CORPORATION AND SUBSIDIARY COMPANIES

Reconciliation of Fourth Quarter 2025 and First Quarter 2026 Net Income (Loss) Attributable to Ryerson Holding Corporation to EBITDA

(Dollars in millions)

Fourth Quarter
2025
Net loss attributable to Ryerson Holding Corporation	$(37.9)
Interest and other expense on debt	9.5
Benefit for income taxes	(10.2)
Depreciation and amortization expense	20.9

EBITDA	$(17.7)
Adjustments	15.6

Adjusted EBITDA	$(2.1)

LIFO expense	22.5

Adjusted EBITDA, excluding LIFO expense	$20.4

	First Quarter 2026
	Low	High
Net income attributable to Ryerson Holding Corporation	$10	$12
Interest and other expense on debt	10	10
Provision for income taxes	3	5
Depreciation and amortization expense	19	19

EBITDA	$42	$46
Adjustments	1	2

Adjusted EBITDA	$43	$48

LIFO expense	8	6

Adjusted EBITDA, excluding LIFO expense	$51	$54

Note: EBITDA represents net income (loss) before interest and other expense on debt, provision (benefit) for income taxes, depreciation, and amortization. Adjusted EBITDA gives further effect to, among other things, gain on insurance settlement, reorganization expenses, impairment charges on assets, advisory service fees, gain on litigation settlement, pension settlement loss, benefit plan curtailment gain, foreign currency transaction gains and losses, and purchase consideration and other transaction costs (credits). We believe that the presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), provides useful information to investors regarding our operational performance because they enhance an investor’s overall understanding of our core financial performance and provide a basis of comparison of results between current, past, and future periods. We also disclose the metric Adjusted EBITDA, excluding LIFO expense (income), to provide a means of comparison amongst our competitors who may not use the same basis of accounting for inventories. EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), are three of the primary metrics management uses for planning and forecasting in future periods, including trending and analyzing the core operating performance of our business without the effect of U.S. generally accepted accounting principles, or GAAP, expenses, revenues, and gains (losses) that are unrelated to the day to day performance of our business. We also establish compensation programs for our executive management and regional employees that are based upon the achievement of pre-established EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), targets. We also use EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), to benchmark our operating performance to that of our competitors. EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), do not represent, and should not be used as a substitute for, net income (loss) or cash flows from operations as determined in accordance with generally accepted accounting principles, and neither EBITDA, Adjusted EBITDA, and Adjusted EBITDA, excluding LIFO expense (income), is necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. This release also presents gross margin, excluding LIFO expense (income), which is calculated as gross profit minus LIFO expense (income), divided by net sales. We have excluded LIFO expense (income) from gross margin and Adjusted EBITDA as a percentage of net sales metrics in order to provide a means of comparison amongst our competitors who may not use the same basis of accounting for inventories as we do. Our definitions of EBITDA, Adjusted EBITDA, Adjusted EBITDA, excluding LIFO expense (income), gross margin, excluding LIFO expense (income), and Adjusted EBITDA, excluding LIFO expense (income), as a percentage of sales may differ from that of other companies.

The information contained in Item 2.02 of this Current Report on Form 8-K (this “Current Report”) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 8.01	Other Events.

Merger Related Updates

As previously disclosed, on October 28, 2025, Ryerson entered into an Agreement and Plan of Merger, (the “Merger Agreement”), by and among Ryerson, Crimson MS Corp., an Ohio corporation and a direct wholly owned subsidiary of Ryerson (“Merger Sub”), and Olympic Steel, Inc., an Ohio corporation (“Olympic”). The Merger Agreement provides that, subject to the terms and conditions set forth therein, Merger Sub will merge with and into Olympic (the “Merger”), with Olympic continuing as the surviving corporation and a wholly owned subsidiary of Ryerson.

In connection with the Merger, on December 5, 2025, Ryerson filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-291983) (as amended, the “Registration Statement”) that includes a joint proxy statement of Ryerson and Olympic and a prospectus of Ryerson (as amended, the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective on January 14, 2026, at which time Ryerson filed a final prospectus and Olympic filed a definitive joint proxy statement. Ryerson and Olympic commenced mailing of the definitive Joint Proxy Statement/Prospectus to their respective stockholders on or about January 14, 2026.

Each of Ryerson and Olympic will hold a special meeting of its stockholders on February 12, 2026 in connection with the transactions contemplated by the Merger Agreement as further described in the Joint Proxy Statement/Prospectus.

In connection with the Merger, 14 demand letters have been received by Olympic sent on behalf of, and two complaints have been filed on behalf of, purported shareholders of Olympic challenging the adequacy of certain disclosures made in the Joint Proxy Statement/Prospectus. Additionally, Ryerson received one demand letter raising similar issues with respect to the disclosures made in the Joint Proxy Statement/Prospectus. (The demand letters and complaints are collectively referred to as the “Shareholder Actions”). The two complaints were both filed in the Supreme Court of the State of New York, County of New York, and are captioned Weiss v. Olympic Steel, Inc. et al., Index No. 650390/2026 (N.Y. Sup. Ct. Jan. 21, 2026) and Hamilton v. Olympic Steel, In. et al., Index No. 650412/2026 (N.Y. Sup. Ct. Jan. 22, 2026). Ryerson and Olympic believe that the allegations in the Shareholder Actions are without merit.

Ryerson and Olympic deny that the Joint Proxy Statement/Prospectus is deficient in any respect. Each of Ryerson and Olympic denies that it has violated any laws or breached any duties to Ryerson’s and Olympic’s shareholders, respectively, and each of Ryerson and Olympic denies all allegations in the Shareholder Actions, and believes no supplemental disclosure to the Joint Proxy Statement/Prospectus was or is required under any applicable law, rule, or regulation. However, solely to eliminate the burden and expense of potential litigation, to moot plaintiffs’ unmeritorious disclosure claims, and to avoid potential delay or disruption to the Merger, Ryerson and Olympic have determined to voluntarily supplement the Joint Proxy Statement/Prospectus with the below disclosures. Ryerson and Olympic believe that the disclosures set forth in the Joint Proxy Statement/Prospectus comply fully with applicable law and nothing in the below supplemental disclosures will be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein.

To the extent that information in the below supplemental disclosures differs from, or updates information contained in, the Joint Proxy Statement/Prospectus, the information in the below supplemental disclosures will supersede or supplement the information in the Joint Proxy Statement/Prospectus. Except as otherwise described in the below supplemental disclosures, the Joint Proxy Statement/Prospectus, the annexes to the Joint Proxy Statement/Prospectus and the documents referred to, contained in or incorporated by reference in the Joint Proxy Statement/Prospectus are not otherwise modified, supplemented or amended.

Supplemental Disclosures to Joint Proxy Statement/Prospectus

The following information supplements the Joint Proxy Statement/Prospectus, and should be read in conjunction with the Joint Proxy Statement/Prospectus, which is available at the SEC’s website, www.sec.gov, and which should be read in its entirety, including the annexes thereto. The information contained in this supplement is incorporated by reference into the Joint Proxy Statement/Prospectus. All page references and paragraph headings in the information below are references to pages and headings in the Joint Proxy Statement/Prospectus, and the terms used below have the meanings set forth in the Joint Proxy Statement/Prospectus. The supplemental disclosures are identified below by bold, underlined text. ~~Stricken-through text~~ shows text being deleted from a referenced disclosure in the Joint Proxy Statement/Prospectus.

SUPPLEMENTAL DISCLOSURES TO PROXY STATEMENT

The following amendments revise the disclosures made under the section captioned “Opinion of KeyBanc Capital Markets Inc., Olympic Steel’s Financial Advisor – Material Financial Analyses” beginning on page 92 of the Joint Proxy Statement/Prospectus.

The disclosure under the subsection captioned “Comparable Public Company Analysis” is hereby amended and supplemented by adding the following on page 95 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

For each of these comparable public companies, KeyBanc calculated the fully diluted enterprise value divided by the analyst consensus EBITDA for the next-twelve months (which are referred to as the “NTM EBITDA multiples”), as well as a five-year average of each such company’s NTM EBITDA Multiples, in each case, based on publicly available Wall Street research analysts’ estimates and public filings. The selected companies were:

•	~~Olympic Steel, Inc.~~

•	~~Reliance, Inc.~~

•	~~Russel Metals, Inc.~~

•	~~Ryerson Holding Corporation~~

•	~~Worthing Steel, Inc.~~

			EV / NTM
	Share Price (as of 10/27/2025)	Enterprise Value	5-Yr Avg.	EBITDA
Olympic Steel, Inc.	$29.08	$565 million	8.1x	7.3x
Reliance, Inc.	$278.73	$15,916 million	8.9x	10.8x
Russel Metals, Inc.	$30.12	$1,795 million	6.3x	7.2x
Ryerson Holding Corporation	$22.87	$1,246 million	5.9x	7.9x
Worthington Steel, Inc.(1)	$31.41	$1,995 million	7.0x	7.6x

(1)	Worthington Steel data began 12/4/2023.

The disclosure under the subsection captioned “Precedent Transaction Analysis” is hereby amended and supplemented by adding the following on page 96 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc also performed an analysis of selected comparable M&A transactions involving companies that KeyBanc believed, based on its professional judgment and experience, shared certain characteristics with Olympic Steel relevant for KeyBanc’s analysis. Based on publicly available information and industry research reports, including certain financial data and the purchase prices paid in the transactions, KeyBanc analyzed 15 completed public company transactions set forth as follows:

•	~~Russel Metals’ acquisition of certain service center locations from Kloeckner Metals Corporation~~

•	~~Aperam SA’s acquisition of Universal Stainless & Alloy Products~~

•	~~Russel Metals’ acquisition of Tampa Bay Steel Corp.~~

•	~~Russel Metals’ acquisition of the Carbon Plate Service Center operations Samuel, Son & Co.~~

•	~~BlueScope Steel Limited’s acquisition of the Coil Coatings business of Cornerstone Building Brands~~

•	~~AZZ Inc.’s acquisition of Precoat Metals~~

•	~~Worthington Industries’ acquisition of Tempel Steel Company~~

•	~~Russel Metals’ acquisition of Boyd Metals~~

•	~~Russel Metals’ acquisition of Sanborn Tube Sales~~

•	~~Wieland’s acquisition of Global Brass and Copper Holdings, Inc.~~

•	~~Steel Dynamics’ acquisition of United Steel Supply~~

•	~~Nippon Steel’s & Sumitomo Metal Corporation’s acquisition of Ovako Group AB~~

•	~~Fontanilles’ acquisition of Groupe Forlam~~

•	~~Synalloy Corporation’s acquisition of Specialty Pipe & Tube, Inc.~~

•	~~Reliance Steel & Aluminum Company’s acquisition of Metals USA Holdings~~

($ in millions)	Target (Seller)	Acquirer (Parent)	Target Financials			Enterprise Value /
Close Date			Revenue	EBITDA	EBITDA%	Revenue	EBITDA
Pending(1)	Seven Service Center Locations (Kloeckner Metals Corporation)	Russel Metals	$500	$20	4%	0.2x	5.9x
Jan-25	Universal Stainless & Alloy Products	Aperam SA	$330	$70	18%	1.6x	8.6x
Dec-24	Tampa Bay Steel Corp	Russel Metals	$115	$13	11%	0.7x	6.1x
Aug-24	Carbon Plate Service Center Operations of Samuel, Son & Co.(2)	Russel Metals	$704	$33	5%	0.3x	6.8x
Jun-22	Coil Coatings Business of Cornerstone Building Brands	BlueScope Steel Limited	$232	$56	24%	2.3x	8.9x
May-22	Precoat Metals (Sequa Corporation)	AZZ Inc.	$700	$137	19%	2.3x	9.5x
Dec-21	Tempel Steel Company	Worthington Industries	$377	$35	19%	2.3x	7.3x
Dec-21	Boyd Metals	Russel Metals	$244	$39	16%	0.5x	2.8x
Jan-21	Sanborn Tube Sales	Russel Metals	$17	$2	9%	0.8x	8.3x
Jun-19	Global Brass and Copper Holdings, Inc.	Wieland	$1,765	$124	7%	0.5x	7.8x
Mar-19	United Steel Supply	Steel Dynamics	No Data	$27	No Data	No Data	5.0x
Jun-18	Ovako Group AB	Nippon Steel & Sumitomo Metal Corporation	$1,074	$124	10%	0.8x	7.3x
Oct-17	Groupe Forlam	Fontanilles family	$158	$15	10%	0.8x	8.1x
Nov-14	Specialty Pipe & Tube, Inc.	Synalloy Corporation	$31	$6	20%	1.2x	5.9x
Apr-13	Metals USA Holdings	Reliance Steel & Aluminum Company	$1,984	$156	8%	0.4x	5.1x

(1)	After the date that KeyBanc conducted this analysis and provided this data to the Olympic Steel board, the transaction subsequently closed on January 2, 2026.

The disclosure under the subsection captioned “Analyst Price Targets” is hereby amended and supplemented by adding the following on pages 96 and 97 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc reviewed the publicly available analyst price targets for Olympic Steel from Singular Research and the equity analysis arm of KeyBanc Capital Markets, Inc. (which was not involved in KeyBanc’s investment banking services in connection with the Merger, or aware of such services at the time its price target was published or otherwise prior to the delivery of KeyBanc’s opinion), which ranged from $38.00 to $40.00 per share. KeyBanc calculated the net present value of the midpoint of such range, resulting in a net present value per share of $20.81. KeyBanc compared such net present value per share to the offer price for each share of Olympic Steel common stock, as implied by multiplying the exchange ratio by the 30-day volume-weighted average price of Ryerson common stock as of October 24, 2025, of $39.26.

The disclosure under the subsection captioned “Premiums Paid Analysis” is hereby amended and supplemented by adding the following on page 97 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc reviewed the five-day and 30-day premiums paid in recent all-stock acquisitions involving companies that KeyBanc believed, based on its professional judgment and experience, shared certain characteristics with the proposed transaction that were relevant for KeyBanc’s analysis. Based on publicly available information, including certain financial data and the purchase prices paid in the transactions, KeyBanc analyzed 28 completed public stock-for-stock transactions set forth as follows:

•	~~MasterBrand, Inc.’s acquisition of American Woodmark Corporation~~

•	~~DNOW Inc.’s acquisition of MRC Global Inc.~~

•	~~Core Natural Resources, Inc.’s acquisition of Arch Resources, Inc.~~

•	~~Star Bulk Carriers Corp.’s acquisition of Eagle Bulk Shipping, Inc.~~

•	~~Cadeler A/S’s acquisition of Eneti Inc.~~

•	~~Patterson-UTI Energy, Inc.’s acquisition of NexTier Oilfield Solutions Inc.~~

•	~~Sitio Royalties Corp.’s acquisition of MNRL Sub Inc.~~

•	~~PotlatchDeltic Corporation’s acquisition of CatchMark Timber Trust, Inc.~~

•	~~Mativ Holdings, Inc.’s acquisition of Neenah, Inc.~~

•	~~DraftKings Inc.’s acquisition of Golden Nugget Online Gaming, Inc.~~

•	~~Civitas Resources, Inc.’s acquisition of Extraction Oil & Gas, Inc.~~

•	~~Builders FirstSource, Inc.’s acquisition of BMC Stock Holdings, Inc.~~

•	~~Adeia Inc.’s acquisition of TiVo Corporation~~

•	~~Parsley Energy, Inc.’s acquisition of Jagged Peak Energy Inc.~~

•	~~Science Applications International Corporation’s acquisition of Valinar, LLC~~

•	~~EQM Midstream Partners, LP’s acquisition of RM Partners LP~~

•	~~NuStar Energy L.P.’s acquisition of NuStar GP Holdings, LLC~~

•	~~Midstates Petroleum Company, Inc.’s acquisition of Sandridge Energy, Inc.~~

•	~~Archrock, Inc.’s acquisition of Archrock Partners, L.P.~~

•	~~Strategic Education, Inc.’s acquisition of Capella Education Company~~

•	~~PotlatchDeltic Corporation’s acquisition of Deltic Timber Company~~

•	~~Andeavor Logistics LP’s acquisition of Western Refining Logistics, LP~~

•	~~Qurate Retail Group, Inc.’s acquisition of HSN, Inc.~~

•	~~Valaris Limited’s acquisition of Atwood Oceanics, Inc.~~

•	~~Verizon Communications Inc.’s acquisition of Straight Path Communications Inc.~~

•	~~Delek US Holdings, Inc.’s acquisition of Alon USA Energy, Inc.~~

•	~~comScore, Inc.’s acquisition of Rentrak Corporation~~

•	~~Alcoa Inc.’s acquisition of RTI International Metals, Inc.~~

Target Name	Acquirer Name	Premium / (Discount) (Prior to Announcement)
		5 Days Prior	30 Days Prior
American Woodmark Corporation	MasterBrand, Inc.	8.0%	6.7%
MRC Global, Inc. (NYSE:MRC)	DNOW Inc.	8.9%	9.8%
Arch Resources, Inc.	Core Natural Resources, Inc.	4.0%	(16.3%)
Eagle Bulk Shipping Inc	Star Bulk Carriers Corp.	10.2%	26.6%
Eneti Inc	Cadeler A/S	48.1%	78.9%
NexTier Oilfield Solutions Inc	Patterson-UTI Energy, Inc.	(3.1%)	13.7%
MNRL Sub Inc.	Sitio Royalties Corp.	(47.2%)	(41.2%)
CatchMark Timber Trust, Inc.	PotlatchDeltic Corporation	59.7%	56.9%
Neenah, Inc.	Mativ Holdings, Inc.	10.1%	6.6%
Golden Nugget Online Gaming, Inc.	DraftKings Inc.	62.3%	50.8%
Extraction Oil & Gas, Inc.	Civitas Resources, Inc.	5.9%	15.6%
BMC Stock Holdings, Inc.	Builders FirstSource, Inc.	12.4%	43.1%
TiVo Corporation	Adeia Inc.	13.7%	32.5%
Jagged Peak Energy Inc.	Parsley Energy, Inc.	11.1%	1.4%
Valinar, LLC	Science Applications International Corporation	16.5%	21.5%
RM Partners LP	EQM Midstream Partners, LP	13.8%	16.2%
NuStar GP Holdings, LLC	NuStar Energy L.P.	(4.8%)	6.4%
SandRidge Energy, Inc.	Midstates Petroleum Company, Inc.	(9.1%)	(20.7%)
Archrock Partners, L.P.	Archrock, Inc.	26.0%	25.9%
Capella Education Company	Strategic Education, Inc.	18.8%	14.4%
Deltic Timber Corporation	PotlatchDeltic Corporation	6.2%	10.7%
Western Refining Logistics, LP	Andeavor Logistics LP	0.7%	(2.6%)
HSN, Inc.	Qurate Retail Group, Inc.	27.5%	26.1%
Atwood Oceanics Inc.	Valaris Limited	20.5%	36.9%
Straight Path Communications Inc.	Verizon Communications Inc.	60.6%	437.1%
Alon USA Energy, Inc.	Delek US Holdings, Inc.	45.1%	47.6%
Rentrak Corporation	comScore, Inc.	7.1%	6.0%
RTI International Metals, Inc.	Alcoa Inc.	46.3%	80.8%

The disclosure under the subsection captioned “Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following on page 98 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

KeyBanc performed an illustrative discounted cash flow analysis, which is designed to imply a range of potential per-share present values for Olympic Steel common stock as of October 27, 2025, by applying a range of estimates of the weighted average cost of capital for Olympic Steel of 12.0% to 14.0% to the unlevered free cash flows of Olympic Steel based on the Olympic Steel Projections, and applying a range of terminal EBITDA multiples of 7.5x to 8.2x to the projected 2030 EBITDA of Olympic Steel of $163.3 million, which number was based on the Olympic Steel Projections.

The following amendments revise the disclosures made under the section captioned “Opinion of Houlihan Lokey Capital, Inc., Olympic Steel’s Financial Advisor – Material Financial Analyses” beginning on page 102 of the Joint Proxy Statement/Prospectus.

The disclosure under the subsection captioned “Selected Companies Analysis” is hereby amended and supplemented by adding the following on page 103 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

The selected companies, applicable CY 2025E Adjusted EBITDA and CY 2026E Adjusted EBITDA, and resulting high, mean, median and low financial data were:

•	~~Klöckner & Co SE;~~

•	~~Reliance, Inc.;~~

•	~~Russel Metals Inc.; and~~

•	~~Worthington Steel, Inc.~~

	CY 2025E Adjusted EBITDA	CY 2026E Adjusted EBITDA
Klöckner & Co SE	7.1x	5.1x
Reliance, Inc.	11.4x	10.5x
Russel Metals Inc.	7.6x	6.4x
Worthington Steel, Inc.	8.5x	7.3x

The disclosure under the subsection captioned “Selected Transactions Analysis” is hereby amended and supplemented by adding the following on page 104 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

Date Announced	Buyer	Target	Enterprise Value (dollars in millions)	EV / LTM EBITDA
September 2025	Russel Metals Inc.	Klöckner & Co SE (asset purchase)	$119	5.9x

February 2025	Gibraltar Industries, Inc.	LANE Supply Inc.	$120	7.2x

December 2023	Nippon Steel Corporation	United States Steel Corporation	$14,900	6.8x

December 2023	Russel Metals Inc.	Samuel, Son & Co., Limited (asset purchase)	$166	6.8x

May 2023	Apollo Global Management, Inc.	Arconic Corporation	$5,200	7.4x

December 2021	Worthington Industries, Inc.	Tempel Steel Company	$255	7.3x

December 2021	Russel Metals Inc.	Boyd Metals	$110	2.8x

July 2021	Nucor Corporation	Hannibal Industries Inc.	$370	6.9x

The disclosure under the subsection captioned “Discounted Cash Flow Analysis” is hereby amended and supplemented by adding the following on page 104 of the Joint Proxy Statement/Prospectus (with new text in bold and underlined):

Houlihan Lokey performed discounted cash flow analyses of Olympic Steel and Ryerson based on the Olympic Steel Projections and the Ryerson Projections, respectively. With respect to Olympic Steel, Houlihan Lokey applied a range of terminal value multiples of 6.0x to 7.0x to Olympic Steel’s CY 2030E ~~Adjusted~~ EBITDA, taking into account a review of selected companies Houlihan Lokey deemed relevant and its experience and professional judgment, and discount rates ranging from 11.0% to 12.0%, taking into account an estimate of Olympic Steel’s weighted average cost of capital, a review of selected companies Houlihan Lokey deemed relevant, and Houlihan Lokey’s experience and professional judgement. With respect to Ryerson, Houlihan Lokey applied a range of terminal value multiples of 6.0x to 7.0x to Olympic Steel’s CY 2030E ~~Adjusted~~ EBITDA, taking into account a review of selected companies Houlihan Lokey deemed relevant and its experience and professional judgment, and discount rates ranging from 11.0% to 12.0%%, taking into account an estimate of Ryerson’s weighted average cost of capital, a review of selected companies Houlihan Lokey deemed relevant and Houlihan Lokey’s experience and professional judgement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K, these supplemental disclosures, as well as the Joint Proxy Statement/Prospectus and the documents to which Ryerson and Olympic refer you in the Joint Proxy Statement/Prospectus, contain certain “forward-looking statements” within the meaning of federal securities laws. Forward-looking statements may be identified by words such as “anticipates,” “believes,” “could,” “continue,” “estimate,” “expects,” “intends,” “will,” “should,” “may,” “plan,” “predict,” “project,” “would” and similar expressions. Forward-looking statements are not statements of historical fact and reflect Ryerson’s and Olympic’s current views about future events. Such forward-looking statements include, without limitation, financial guidance, financial and operating results, statements about the benefits of the Merger involving Ryerson and Olympic, including future financial and operating results, Ryerson’s and Olympic’s plans, objectives, expectations and intentions, the expected timing and likelihood of completion of the Merger, and other statements that are not historical facts. No assurances can be given that the forward-looking statements contained in this communication will occur as projected, and actual results may differ materially from those projected. Forward-looking statements are based on current expectations, estimates and assumptions that involve a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, without limitation, the ability to obtain the requisite Ryerson and Olympic shareholder approvals; the risk that an event, change or other circumstance could give rise to the termination of the Merger; the risk that a condition to the consummation of the Merger may not be satisfied; the risk of litigation related to the Merger; the results of operations of Ryerson and Olympic may be lower than anticipated, may not meet guidance or analyst expectations; the risk of delays in completing the Merger, including as related to any government shutdown; the risk that the businesses will not be integrated successfully or will be more costly or difficult than expected; the risk that the cost savings and any other synergies from the Merger may not be fully realized or may take longer to realize than expected or that the Merger may be less accretive than expected; the risk that the merger will not provide shareholders with increased earnings potential; the risk that any announcement relating to the Merger could have adverse effects on the market price of Ryerson’s common stock; the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; the diversion of management time from ongoing business operations and opportunities as a result of the Merger; the risk of adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Merger; adverse economic conditions; expectations regarding industrial demand and its impact on financial and operating results; highly cyclical fluctuations resulting from, among others, seasonality, market uncertainty, and costs of goods sold; expectations regarding margins and related inputs; each company’s ability to remain competitive and maintain market share in the highly competitive and fragmented metals distribution industry; managing the costs of purchased metals relative to the price at which each company sells its products during periods of rapid price escalation or deflation; customer, supplier and competitor consolidation, bankruptcy or insolvency; the impairment of goodwill that could result from, among other things, volatility in the markets in which each company operates; the impact of geopolitical events; future funding for postretirement employee benefits may require substantial payments from current cash flow; the regulatory and other operational risks associated with our operations located outside of the United States; the adequacy of each company’s efforts to mitigate cyber security risks and threats; reduced production schedules, layoffs or work stoppages by each company’s own, its suppliers’, or customers’ personnel; any underfunding of certain employee retirement benefit plans and the actual costs exceeding current estimates; prolonged disruption of each company’s processing centers; failure to manage potential conflicts of interest between or among customers or suppliers of each company; unanticipated changes to, or any inability to hire and retain key personnel at either company; currency exchange rate fluctuations; the levels of imported steel in the United States, imposed tariffs and duties on imported and exported steel or other products, U.S. trade policy and its impact on the U.S. manufacturing industry, including retaliatory actions by other countries; risks of volatile metals prices and inventory devaluation; risks associated with economic sanctions, and current global conflicts, or additional war, military conflict, or hostilities could adversely affect global metals supply and pricing; changes in laws or regulations or the manner of their interpretation or enforcement could impact Ryerson’s financial performance and restrict Ryerson’s ability to operate the its business or execute its strategies; the incurrence of substantial costs of liabilities to comply with, or as a result of, violations of environmental laws; the risk of product liability claims; either company’s indebtedness or covenants in the instruments governing such indebtedness; the influence of a single investor group over the either company’s policies and procedures; and other risks inherent in Ryerson’s and Olympic’s businesses and other factors described in Ryerson’s respective filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings by Ryerson and Olympic, or the combined company resulting from the Merger with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements.

All of the forward-looking statements Ryerson and Olympic make in or in connection with these supplemental disclosures are qualified by the information contained or incorporated by reference in the Joint Proxy Statement/Prospectus. For additional information, see the sections entitled “Risk Factors” and “Where You Can Find More Information” beginning on pages 37 and 203, respectively, of the Joint Proxy Statement/Prospectus.

Forward-looking statements are based on the estimates and opinions of management as of the date of this Current Report and supplemental disclosures; subsequent events and developments may cause their assessments to change. Neither Ryerson nor Olympic undertakes any obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law and they specifically disclaim any obligation to do so. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

NO OFFER OR SOLICITATION

This Current Report is not intended to be, and shall not constitute, an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

In connection with the Merger, Ryerson and Olympic have filed a joint proxy statement with the SEC on January 14, 2026, and Ryerson has filed with the SEC the Registration Statement on Form S-4 on December 5, 2025 (File No. 333-291983) that includes the joint proxy statement of Ryerson and Olympic and a prospectus of Ryerson. Each of Ryerson and Olympic may also file other relevant documents with the SEC regarding the Merger. This document is not a substitute for the Joint Proxy Statement/Prospectus or Registration Statement or any other document that Olympic or Ryerson may file with the SEC. The definitive joint proxy statement/prospectus was mailed to stockholders of Ryerson and Olympic on or about January 14, 2026. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RYERSON, OLYMPIC, AND THE MERGER.

Investors and security holders are able to obtain free copies of the Registration Statement, Joint Proxy Statement/Prospectus and other documents containing important information about Ryerson, Olympic and the Merger through the website maintained by the SEC at http://www.sec.gov. Copies of the Registration Statement, Joint Proxy Statement/Prospectus and other documents filed with the SEC by Ryerson may be obtained free of charge by directing a request by mail to Ryerson’s Corporate Secretary at Ryerson Holding Corporation, Attention: Secretary, 227 W. Monroe St., 27th Floor, Chicago, Illinois, 60606. Copies of the Registration Statement, Joint Proxy Statement/Prospectus and other documents filed with the SEC by Olympic may be obtained free of charge by directing a request by mail to Olympic’s Chief Financial Officer at Olympic Steel, Inc., 22901 Millcreek Boulevard, Suite 650, Highland Hills, OH, Attention: Chief Financial Officer.

PARTICIPANTS IN THE SOLICITATION

Olympic, Ryerson and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies in connection with the Merger. Information about Olympic’s directors and executive officers is available in Olympic’s proxy statement dated March 28, 2025 for its 2025 Annual Meeting of Shareholders. Information about Ryerson’s directors and executive officers is available in Ryerson’s proxy statement dated March 5, 2025, for its 2025 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Registration Statement and Joint Proxy Statement/Prospectus, and all other relevant materials filed or to be filed with the SEC regarding the Merger when such materials become available. Investors should read the Registration Statement and Joint Proxy Statement/Prospectus carefully before making any voting or investment decisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RYERSON HOLDING CORPORATION

Date: February 5, 2026	By:	/s/ James J. Claussen
	Name:	James. J. Claussen
	Title:	Executive Vice President and Chief Financial Officer